Apps Genius Corp.
157 Broad Street, Suite 109C
Red Bank, New Jersey 07701

September 27, 2011

VIA EDGAR and FEDERAL EXPRESS
Maryse Mills-Apenteng
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Apps Genius Corp.
        Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)
        Filed August 24, 2011
        File No. 333-175673

Dear Ms. Mills-Apenteng:

We are in receipt of your comment letter dated September 20, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Cover Page

1.
Please update your disclosure to provide sales information regarding your common stock as of the most recent practicable date. In addition, please revise the cover page so that the cross-reference to the risk factors section is set off by prominent type or otherwise highlighted. Please refer to Item 501(b)(5) of Regulation S-K.

RESPONSE: We have revised the cover page to include sales information regarding our common stock as ofthe most recent practicable date. In addition, we have revised the cover page to more prominently display therisk factors cross-reference.

Other Expenses of Issuance and Distribution, page 29

2.
Please refer to prior comment 6. It appears that you have retained language indicating what expenses associated with this primary offering will and will not be borne by the selling shareholders. Consistent with our prior comment, please explain your references to selling shareholders here or, if appropriate, remove the references.

RESPONSE: We have removed all references to the “selling shareholders” in the Registration Statement.

Signatures

3.
Please revise your document so that the person serving as the sole director is identified in the signature block as a director. Note that the registration statement must be signed by the individuals representing as least a majority of your board of directors or persons performing similar functions. In addition, any person who occupies more than one position must indicate each capacity in which he signs the registration statement. For further guidance, see Instruction 1 and 2 to Signature on Form S-1.

RESPONSE: We have revised the signature blocks of our sole director, Adam Kotkin, to identify Mr. Kotkinas our sole director. In addition, we have revised the signature blocks of our officers and directors to includeall positions held by each.

Exhibits

4.
We note that your statement on page 24 that you have contracted with CFO Oncall to hire Adam Wasserman as your Chief Financial Officer. Please file the CFO Oncall contract as an exhibit to your registration statement, pursuant to Item 601(b)(10)(ii)(A) or advise as to why you believe this agreement is not required to be filed.

RESPONSE:  We have filed the Engagement Letter between the Company and CFO Oncall as Exhibit 10.6 tothe Registration Statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam Kotkin
Adam Kotkin
Chief Executive Officer
and Executive Director